As filed with the Securities and Exchange Commission on October 16, 2019

Registration No. 333-233865

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INNATE PHARMA S.A.

(Exact name of registrant as specified in its charter)

France	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Innate Pharma S.A.

117 Avenue de Luminy—BP 30191

13009 Marseille, France

+ 33 (0) 4 30 30 30 30

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036-8401

+1 800 927 9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard Segal Yvan-Claude Pierre Divakar Gupta Brandon Fenn Cooley LLP 500 Boylston Street Boston, MA 02116 +1 617 937 2300	Bertrand Sénéchal Linklaters LLP 25 rue de Marignan 75008 Paris, France +33 1 56 43 56 43	Deanna L. Kirkpatrick Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 +1 212 450 4000	Arnaud Duhamel Théophile Strebelle Gide Loyrette Nouel A.A.R.P.I. 15 rue de Laborde 75008 Paris, France +33 1 40 75 60 00

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ (File No. 333-233865)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form F-1 (File No. 333-233865), as amended, declared effective on October 16, 2019 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

PART II

Information not required in prospectus

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Exhibit

1.1**	Form of Underwriting Agreement.

3.1**	Bylaws (statuts) of the Registrant (English translation).

4.1**	Form of Deposit Agreement.

4.2**	Form of American Depositary Receipt (included in Exhibit 4.1).

5.1	Opinion of Linklaters LLP.

10.1**†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.

10.2**†	Lumoxiti License Agreement, between Innate Pharma S.A. and MedImmune Limited, dated October 22, 2018.

10.3**†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.

10.4**†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.

10.5**	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).

10.6**	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).

21.1**	List of subsidiaries.

23.1**	Consent of Deloitte & Associés.

23.2	Consent of Linklaters LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature page).

**	Previously filed.
†	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marseille, France on October 16, 2019.

INNATE PHARMA S.A.

By:	/s/ Mondher Mahjoubi
Name:	Mondher Mahjoubi
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mondher Mahjoubi Mondher Mahjoubi	Chief Executive Officer and Chairman of the Executive Board	October 16, 2019

/s/ Laure-Hélène Mercier Laure-Hélène Mercier	Chief Financial Officer and Member of the Executive Board (principal financial officer)	October 16, 2019

* Hervé Brailly	Chairman of the Supervisory Board	October 16, 2019

* Irina Staatz-Granzer	Vice-Chairman of Supervisory Board	October 16, 2019

* Jean-Yves Blay	Member of the Supervisory Board	October 16, 2019

* Gilles Brisson	Member of the Supervisory Board	October 16, 2019

* Véronique Chabernaud	Member of the Supervisory Board	October 16, 2019

* Bpifrance Participations, represented by Maïlys Ferrere	Member of the Supervisory Board	October 16, 2019

* Patrick Langlois	Member of the Supervisory Board	October 16, 2019

Signature	Title	Date

* Novo Nordisk A/S, represented by Marcus Schindler	Member of the Supervisory Board	October 16, 2019

/s/ Mondher Mahjoubi Innate Pharma, Inc. By: Mondher Mahjoubi, President	Authorized Representative in the United States	October 16, 2019

By:	/s/ Mondher Mahjoubi
Mondher Mahjoubi
Attorney-in-fact